FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

3Q12 Earnings

Consolidated net income up 64.6% in the quarter

São Paulo, Brazil, October 31, 2012 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3] announce their results for the third quarter of 2012 (3Q12). The results are presented in the segments as follows: GPA Food, which comprises supermarkets (Pão de Açúcar, Extra Supermercado and PA Delivery), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores, and GPA Malls & Properties; and GPA Consolidated, comprised by GPA Food and Via Varejo (Casas Bahia and Ponto Frio's bricks-and-mortar stores and Nova Pontocom's e-commerce: Extra.com.br, PontoFrio.com.br and Casasbahia.com.br). More information about the results of Via Varejo S.A. can be obtained in its earnings release.

GPA Food

Gross sales revenue up 9.5% in 3Q12

EBITDA up 8.4% to R$ 496 million

  Gross sales revenue totaled R$ 7.484 billion, up 9.5% over 3Q11
  Gross profit at R$ 1.755 billion, up 8.0% over 3Q11
  EBITDA at R$ 496 million, up 8.4% over 3Q11, with margin at 7.3%
  Net profit at R$ 142 million, up 19.1% over 3Q11
  A total of 15 stores were opened in the quarter, one Pão de Açúcar, three Extra Supermercado, three Extra Hiper  and eight Minimercado Extra stores

GPA Consolidated

EBITDA totaled R$ 801 million, up 11.1%, with margin at 6.6%

Net profit totaled R$ 210 million, up 64.6% over 3Q11

Gross sales revenue totaled R$ 13.666 billion, up 8.7% over 3Q11 EBITDA at R$ 801 million, up 11.1% Net profit at R$ 210 million, up 64.6% over 3Q11

HIGHLIGHTS
	GPA Food						GPA Consolidated
(R$ million)(1)	3Q12	3Q11	Δ	9M12	9M11	Δ	3Q12	3Q11	Δ	9M12	9M11	Δ

Gross Sales Revenue	7,484	6,834	9.5%	22,292	20,402	9.3%	13,666	12,571	8.7%	40,837	37,549	8.8%
Net Sales Revenue	6,761	6,159	9.8%	20,137	18,372	9.6%	12,155	11,085	9.7%	36,340	33,224	9.4%
Gross Profit	1,755	1,625	8.0%	5,282	4,731	11.7%	3,203	3,084	3.9%	9,700	8,919	8.7%
Gross Margin	26.0%	26.4%	-40 bps	26.2%	25.7%	50 bps	26.4%	27.8%	-140 bps	26.7%	26.8%	-10 bps
EBITDA	496	458	8.4%	1,563	1,299	20.3%	801	721	11.1%	2,346	1,945	20.7%
EBITDA Margin(2)	7.3%	7.4%	-10 bps	7.8%	7.1%	70 bps	6.6%	6.5%	10 bps	6.5%	5.9%	60 bps
Net Financial Revenue (Expenses)	(117)	(167)	-30.2%	(380)	(495)	-23.3%	(272)	(328)	-17.1%	(892)	(990)	-9.8%
% of net sales revenue	1.7%	2.7%	-100 bps	1.9%	2.7%	-80 bps	2.2%	3.0%	-80 bps	2.5%	3.0%	-50 bps
Net Income - Company	142	119	19.1%	529	346	52.7%	210	128	64.6%	617	324	90.3%
Net Margin	2.1%	1.9%	20 bps	2.6%	1.9%	70 bps	1.7%	1.2%	50 bps	1.7%	1.0%	70 bps
Net Income - Controlling Shareholders (3)	154	129	19.2%	568	368	54.5%	189	133	41.3%	610	357	70.9%
Net Margin	2.3%	2.1%	20 bps	2.8%	2.0%	80 bps	1.6%	1.2%	40 bps	1.7%	1.1%	60 bps
(1) Totals may not tally as the figures are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Earnings before Interest, Taxes, Depreciation, Amortization and Net Financial Revenue (Expenses)
(3) Net Income after noncontrolling shareholders

1/16

PERFORMANCE BY SEGMENT

The Company’s operations are integrated in two business segments, as shown below:

In order to enable comparison of the Company’s figures, the tables and explanations about the 9M12 earnings, except when otherwise noticed, exclude the revenue from the Company’s real estate projects. In 3Q12, no such revenues were recognized. In 2Q12, R$ 98 million in gross sales revenue was recognized. This figure refers to land swaps for development and construction of real estate projects. For further information on the recognition of such revenue, see explanatory notes number 27 on the 3Q12 Financial Statements and notes 3.b. and 26 on the 2Q12 Financial Statements.

SALES PERFORMANCE

	GPA Food			GPA Food
				Retail			Cash and Carry
(R$ million)	3Q12	3Q11	Δ	3Q12	3Q11	Δ	3Q12	3Q11	Δ

Gross Sales Revenue	7,484	6,834	9.5%	6,219	5,727	8.6%	1,265	1,107	14.2%
Net Sales Revenue	6,761	6,159	9.8%	5,606	5,150	8.9%	1,155	1,008	14.5%
Gross 'Same-Store' Sales Revenue	6.8%	8.2%
Food	7.7%	8.1%
Non-food	3.8%	8.9%

GPA Food 3Q12 x 3Q11

Gross sales revenue increased 9.5% over 3Q11 to R$ 7.484 billion. Same-store sales growth was 6.8%, equivalent to 1.5% in real terms, when deflated by the IPCA benchmark inflation index.

2/16

▶     Retail: gross sales revenue up 8.6%. The highlights were:

▪     Minimercado Extra performance, which reflects the brand’s new positioning and favors higher value-added items, following the store conversion from the former Extra Fácil format, and posted a 23.6% same-store increase;

▪       Growth at Extra Supermercado higher than that in Retail Food, benefitted by conversion of banners CompreBem and Sendas, which was concluded in 3Q11;

▶     Cash-and-carry: gross sales revenue up 14.2%, mainly due to:

▪      12.6% increase in same-store gross sales revenue, due to an increase in the average ticket reflecting focus on the new target publics – processors, distributers and users, and adjustment in assortment and store layout. Store productivity as measured by average sales per square meter also posted a double-digit growth in the period.

The home and personal care category and the beverage category were the main drivers of the 7.7% same-store gross sales revenue in Food.

A total of 15 stores were opened in the third quarter, of which one Pão de Açúcar store, three Extra Supermercado stores, three Extra Hiper stores and eight Minimercado Extra stores, which added over 36 thousand square meters to the sales area, up 2.4%. In the January-September period, GPA Food’s sales area totaled 1,543 thousand square meters, up 3.2% from the end of 2011.

The Company will open approximately 40 new stores in 4Q12, of which 30 will be Minimercado Extra stores.

	GPA Food ex-real estate projects			GPA Consolidated ex-real estate projects

(R$ million)	9M12	9M11	Δ	3Q12	3Q11	Δ	9M12	9M11	Δ

Gross Sales Revenue	22,193	20,402	8.8%	13,666	12,571	8.7%	40,739	37,549	8.5%
Net Sales Revenue	20,039	18,372	9.1%	12,155	11,085	9.7%	36,242	33,224	9.1%
Gross 'Same-Store' Sales Revenue	6.9%	7.7%		7.1%	6.6%		7.4%	7.8%
Food	7.3%	7.6%
Non-food	5.7%	8.0%

GPA Food 9M12 x 9M11

Gross sales revenue was up 8.8%. The 6.9% same-store growth, or 1.6% in real terms, reflects the successful conversion process of Extra Supermercado into Minimercado Extra stores, which deliver improved performance compared with the previous format.

GPA Consolidated 3Q12 x 3Q11

Gross sales revenue totaled R$ 13.666 billion, up 8.7% over 3Q11, mainly due to same-store sales growth pace in the Food Retail segment and the Ponto Frio banner performance, reflecting improved product mix and the new store positioning.

GPA Consolidated 9M12 x 9M11

Gross sales revenue was up 8.5% to R$ 40.739 billion, while same-store sales growth was 7.4%.

3/16

Operating Performance

	GPA Food			GPA Food
				Retail			Cash and Carry
(R$ million)	3Q12	3Q11	Δ	3Q12	3Q11	Δ	3Q12	3Q11	Δ

Net Sales Revenue	6,761	6,159	9.8%	5,606	5,150	8.9%	1,155	1,008	14.5%
Gross Profit	1,755	1,625	8.0%	1,590	1,497	6.3%	164	128	28.1%
Gross Margin	26.0%	26.4%	-40 bps	28.4%	29.1%	-70 bps	14.2%	12.7%	150 bps
Selling Expenses	(1,044)	(958)	9.0%	(939)	(862)	9.0%	(105)	(97)	8.8%
General and Administrative Expenses	(215)	(209)	2.7%	(199)	(197)	0.7%	(16)	(12)	36.8%
Total Operating Expenses	(1,259)	(1,167)	7.8%	(1,137)	(1,059)	7.4%	(121)	(108)	11.8%
% of Net Sales Revenue	18.6%	18.9%	-30 bps	20.3%	20.6%	-30 bps	10.5%	10.7%	-20 bps
EBITDA	496	458	8.4%	453	438	3.4%	43	20	116.3%
EBITDA Margin	7.3%	7.4%	-10 bps	8.1%	8.5%	-40 bps	3.7%	2.0%	170 bps

GPA Food 3Q12 x 3Q11

EBITDA increased 8.4% to R$ 496 million, while EBITDA margin reached 7.3%, down 10 basis points, mainly impacted by the cash-and-carry operations, as detailed below. The cash-and-carry segment accounted for 16.9% of GPA Food’s gross sales revenue in 3Q12, up from 16.2% in 3Q11, while it accounted for 8.7% of GPA Food’s EBITDA, more than doubled from 4.3% in 3Q11.

▶     Retail: EBITDA margin declined 40 basis points, to 8.1%, due to:

▪      Adjustment in the sales policy in order to improve pricing competition, which impacted gross margin. Such adjustment is also related to specific marketing campaigns, such as “Alerta Vermelho” (red alert), for the Extra banner;

▪      Decline of operating expenses as percentage of net sales revenue to 20.3% in 3Q12 from 20.6%, reflecting the Company’s administrative expenses control;

▪      Similar expense and revenue growth, despite the personnel-related cost pressure, and increase in marketing expenses.

▶     Cash-and-carry: EBITDA margin increased 170 basis points, to 3.7%, over 3Q11, due to:

▪      150 basis-point increase in gross margin, to 14.2%, due to maturation of stores opened in the past two years and to assortment adjustments to the target-public, favoring more profitable items;

▪      Reduction of operating expenses as percentage of net revenue, due to efficiency gains in stores, such as sales area formatting and inventory optimization, review of the logistic model and adjustment in services rendered;

▪      Increase in general and administrative expenses, which is related to the hiring of executives to support the banner’s strong expansion expected for the coming years.

4/16

	GPA Food			GPA Consolidated
(R$ million)	9M12	9M11	Δ	3Q12	3Q11	Δ	9M12	9M11	Δ

Net Sales Revenue	20,039	18,372	9.1%	12,155	11,085	9.7%	36,242	33,224	9.1%
Gross Profit	5,184	4,731	9.6%	3,203	3,084	3.9%	9,602	8,919	7.6%
Gross Margin	25.9%	25.7%	20 bps	26.4%	27.8%	-140 bps	26.5%	26.8%	-30 bps
Selling Expenses	(3,136)	(2,884)	8.7%	(2,032)	(1,918)	5.9%	(6,136)	(5,721)	7.2%
General and Administrative Expenses	(587)	(548)	7.1%	(370)	(444)	-16.8%	(1,222)	(1,253)	-2.5%
Total Operating Expenses	(3,722)	(3,432)	8.5%	(2,402)	(2,363)	1.7%	(7,357)	(6,975)	5.5%
% of Net Sales Revenue	18.6%	18.7%	-10 bps	19.8%	21.3%	-150 bps	20.3%	21.0%	-70 bps
EBITDA	1,461	1,299	12.5%	801	721	11.1%	2,244	1,945	15.4%
EBITDA Margin	7.3%	7.1%	20 bps	6.6%	6.5%	10 bps	6.2%	5.9%	30 bps

GPA Food 9M12 x 9M11

EBITDA increased 12.5%, while EBITDA margin increased 20 basis points, to 7.3%. The margin increase was due to a 20 basis-point gain in gross margin and a 10-basis point decline in operating expenses as a percentage of net revenues.

GPA Consolidated 3Q12 x 3Q11

Gross margin fell by 140 basis points, mainly pressured by increased competition and higher logistics costs in the electronics segment. EBITDA increased 11.1% to R$ 801 million, with margin at 6.6%, up 10 basis points compared with 3Q11.

GPA Consolidated 9M12 x 9M11

EBITDA increased 15.4%, to R$ 2.244 billion, with margin at 6.2%, up 30 basis points over the same year-ago period.

Financial Performance and Indebtedness

Financial Result

	GPA Food ex-real estate projects						GPA Consolidated ex-real estate projects

(R$ million)	3Q12	3Q11	Δ	9M12	9M11	Δ	3Q12	3Q11	Δ	9M12	9M11	Δ

Financial Revenue	127	112	13.3%	355	306	16.0%	163	171	-5.1%	459	444	3.5%
Financial Expenses	(243)	(279)	-12.8%	(735)	(801)	-8.3%	(435)	(499)	-13.0%	(1,352)	(1,433)	-5.7%
Net Financial Revenue (Expenses)	(117)	(167)	-30.2%	(380)	(495)	-23.3%	(272)	(328)	-17.1%	(893)	(990)	-9.8%
% of Net Sales Revenue	1.7%	2.7%	-100 bps	1.9%	2.7%	-80 bps	2.2%	3.0%	-80 bps	2.5%	3.0%	-50 bps
Charges on Net Bank Debt	(63)	(90)	-30.0%	(205)	(259)	-20.6%	(134)	(156)	-14.4%	(416)	(422)	-1.5%
Cost of Discount of Receivables	(25)	(34)	-26.7%	(80)	(116)	-30.8%	(107)	(159)	-32.9%	(377)	(492)	-23.4%
Restatement of Other Assets and Liabilities	(29)	(43)	-33.3%	(94)	(120)	-21.8%	(32)	(13)	144.7%	(100)	(76)	31.9%
Net Financial Revenue (Expenses)	(117)	(167)	-30.2%	(380)	(495)	-23.3%	(272)	(328)	-17.1%	(893)	(990)	-9.8%

5/16

GPA Food 3Q12 x 3Q11

The net financial expense totaled R$ 117 million, down 30.2% from 3Q11, despite the 9.5% increase in gross sales revenue in the quarter, and accounted for 1.7% of net sales revenue, down 100 basis points from 3Q11. The reduction was mainly due to declining interest rates, notably as from September 2011, which impacts the Company as explained below:

▪      R$ 63 million in charges on the net bank debt, which accounted for 0.9% of net sales volume, down 60 basis points from 3Q11;

▪      R$ 25 million in discounted credit card receivables cost, which accounted for 0.4% of net sales revenue, a 20 basis-point reduction from 3Q11. The volume of discounted receivables totaled R$ 3.017 billion;

▪      R$ 29 million in restatement of other assets and liabilities, which accounted for 0.4% of net sales revenue in the quarter, down 30 basis points from 3Q11.

GPA Food 9M12 x 9M11

The net financial expense totaled R$ 380 million, down 23.3% from 9M11, despite the 9.3% gross sales revenue increase. The result was impacted by a decline in interest rates and control in payment conditions.

GPA Consolidated 3Q12 x 3Q11

The net financial expense totaled R$ 272 million, down 17.1% from 3Q11, and accounted for 2.2% of net sales revenue, down 80 basis points from 3Q11.

GPA Consolidated 9M12 x 9M11

The net financial expense totaled R$ 893 million and accounted for 2.5% of net sales revenue, down 50 basis points from the first nine months of 2011.

Indebtedness

	GPA Food		GPA Consolidated
(R$ million)	09.30.2012	06.30.2012	09.30.2012	06.30.2012

Short Term Debt	(2,151)	(2,084)	(2,435)	(2,373)
Loans and Financing	(1,420)	(1,406)	(1,586)	(1,581)
Debentures	(731)	(679)	(848)	(792)
Long Term Debt	(4,770)	(4,767)	(5,657)	(5,658)
Loans and Financing	(1,742)	(1,754)	(1,831)	(1,844)
Debentures	(3,027)	(3,012)	(3,827)	(3,814)
Total Gross Debt	(6,921)	(6,851)	(8,092)	(8,031)
Cash	4,299	4,221	5,551	5,473
Net Debt	(2,622)	(2,630)	(2,541)	(2,557)
Net Debt / EBITDA(1)	1.25x	1.30x	0.75x	0.79x
Payment book - short term	-	-	(2,277)	(2,227)
Payment book - long term	-	-	(112)	(116)
Net Debt with payment book	-	-	(4,930)	(4,900)
Net Debt / EBITDA(1)	1.25x	1.30x	1.46x	1.52x

6/16

GPA Food

On 09/30/2012, GPA Food’s gross debt was at R$ 6.921 billion, of which 68.9% maturing in the long term, that is, due in over 12 months. Net debt was at R$ 2.622 billion, down R$ 8 million from 06/30/2012. The net-debt-to-EBITDA ratio was at 1.25x at the end of the period.

GPA Consolidated

The net debt totaled R$ 2.541 billion on 09/30/2012, down R$ 16 million from 06/30/2012. The net-debt-to-EBITDA ratio was at 0.75x. Considering net debt with payment book, net debt/EBITDA would be 1.46x.

Net profit

	GPA Food ex-real estate projects						GPA Consolidated ex-real estate projects

(R$ million)	3Q12	3Q11	Δ	9M12	9M12	Δ%	3Q12	3Q11	Δ%	9M12	9M12	Δ%

EBITDA	496	458	8.4%	1,461	1,299	12.5%	801	721	11.1%	2,244	1,945	15.4%
Depreciation and Amortization	(164)	(127)	29.5%	(467)	(368)	27.0%	(216)	(157)	37.7%	(591)	(465)	27.1%
Net Financial Revenue (Expenses)	(117)	(167)	-30.2%	(380)	(495)	-23.3%	(272)	(328)	-17.1%	(893)	(990)	-9.8%
Equity Income	6	8	-24.2%	8	14	-43.9%	10	11	-14.1%	12	25	-51.6%
Result from Permanent Assets	(8)	(2)	284.3%	(32)	(1)	N/A	(6)	1	0.0%	(9)	3	0.0%
Nonrecurring Result	(29)	-	0.0%	(29)	(49)	-40.3%	(35)	(62)	-43.6%	(45)	(144)	-68.5%
Other Operating Revenue (Expenses)	14	(2)	-	37	(2)	-	15	(8)	-	40	(3)	-
Income Before Income Tax	198	168	18.4%	598	398	50.2%	297	178	67.0%	759	370	105.0%
Income Tax	(56)	(48)	16.7%	(171)	(52)	231.2%	(87)	(51)	73.0%	(244)	(46)	432.9%
Net Income(1) - Controlling Shareholders	142	119	19.1%	427	346	23.3%	210	128	64.6%	515	324	58.8%
Minority Interest - Noncontrolling	12	10	20.2%	39	21	82.6%	(21)	6	0.0%	(8)	32	0.0%
Net Income(1) - Controlling Shareholders	154	129	19.2%	466	368	26.7%	189	133	41.3%	508	357	42.3%
Net Margin	2.3%	2.1%	20 bps	2.3%	2.0%	30 bps	1.6%	1.2%	40 bps	1.4%	1.1%	30 bps

Indemnity Liabilities	19	-	-	19	-	-	19	-	-	19	-	-
Refis 11.941/2009	-	-	-	-	28	-	-	-	-	-	28	-
Expenses (Revenues) with Association	10	-	-	10	21	-	5	62	-	40	116	-
Total Nonrecurring	29	-	-	29	49	-	24	62	-	60	143	-
Income Tax from Nonrecurring	(7)	-	-	(7)	(10)	-	(6)	(21)	-	(18)	(37)	-
Minority Interest	-	-	-	-	5	-	2	(20)	-	9	(2)	-
Adjusted Net Income	176	129	36.3%	488	412	18.5%	209	155	34.8%	559	461	21.3%
Adjusted Net Margin	2.6%	2.1%	50 bps	2.4%	2.2%	20 bps	1.7%	1.4%	30 bps	1.5%	1.4%	10 bps
(1) Net Income after noncontrolling shareholders

GPA Food 3Q12 x 3Q11

Operating income before income tax totaled R$ 198 million, up 18.4% over 3Q11. The increase reflects the operational improvement in all formats and strict control over operating and financial expenses.

Net profit increased 19.1%, to R$ 142 million, with net margin at 2.3%, up 20 basis points.

The Company posted non-recurring expenses in the quarter related to (i) indemnity liabilities from contingencies from the Ponto Frio operation prior to the association with Casas Bahia, announced in 4Q10, totaling R$ 19 million, and (ii) restructuring which caused the resignation of some executive officers, totaling R$ 10 million. Net profit adjusted by the abovementioned effects totaled R$ 176 million, up 36.3%, with net margin at 2.6%, up 50 basis points.

GPA Food 9M12 x 9M11

Operating income before income tax increased 50.2% in the January-September period, to R$ 598 million, while net income increased 23.3%.

7/16

GPA Consolidated 3Q12 x 3Q11

Net profit reached R$ 189 million, up 41.3% over 3Q11, reflecting the operational improvements in GPA Food and Viavarejo. Net margin was up by 40 basis points in 3Q12, to 1.6%.

The non-recurring items totaled R$ 35 million in the quarter, broken down into R$ 22 million in GPA Food, net of income tax, as explained above, and R$ 10 million in expenses related to adjustment in the margin of goods in replacement in guarantee claims and reimbursements for legal expenses referring to related parties.

GPA Consolidated 9M12 x 9M11

Consolidated net profit totaled R$ 508 million, up 42.3%.

Cash Flow

	GPA Food						GPA Consolidated
(R$ million)	3Q12	3Q11	Δ	9M12	9M11	Δ	3Q12	3Q11	Δ	9M12	9M11	Δ

Cash Balance at beginning of period	4,221	2,576	1,645	3,544	2,468	1,076	5,473	3,963	1,510	4,970	7,781	(2,811)
Cash Flow from operating activities	441	492	(51)	769	882	(114)	575	139	436	636	(171)	807
EBITDA	496	458	38	1,563	1,299	264	801	721	80	2,346	1,945	402
Cost of Discount of Receivables	(25)	(34)	9	(80)	(116)	36	(107)	(159)	52	(377)	(492)	115
Working Capital	234	200	33	(714)	(301)	(414)	(119)	(423)	303	(1,334)	(1,624)	290
Cash Flow from Investment Activities	(251)	(558)	307	(702)	(993)	291	(336)	(628)	292	(883)	(1,212)	330
Net CAPEX	(205)	(282)	77	(659)	(718)	59	(290)	(353)	63	(840)	(937)	97
Aquisition and Others	(46)	(275)	229	(43)	(275)	233	(46)	(275)	229	(43)	(275)	233
Cash Flow from Financing Activities	(113)	(49)	(64)	688	105	583	(162)	73	(235)	828	1,112	(285)
Dividends Payments and Others	(28)	(25)	(3)	(159)	(161)	3	(28)	(25)	(3)	(159)	(161)	3
Net Proceeds	(85)	(24)	(61)	847	267	580	(134)	97	(231)	986	1,274	(287)
Variation of Net Cash Generated	78	(114)	192	755	(6)	760	77	(416)	493	581	(271)	852
Cash Balance at end of period	4,299	2,463	1,836	4,299	2,463	1,836	5,551	3,547	2,004	5,551	3,547	2,004

GPA Food 3Q12 x 3Q11

At the end of 3Q12, GPA Food´s cash flow was positive by R$ 4.299 billion, up R$ 78 million in comparison with the cash balance at the beginning of the period, mostly due to operating cash generation and improvement in the Company’s working capital in the period.

GPA Consolidated 3Q12 x 3Q11

Cash flow in 3Q12 stood at R$ 5.551 billion, up R$ 77 million compared with the cash balance at the beginning of the period. Cash generation was due to improvement in operating performance at GPA Food and Viavarejo, and was above investments in the period.

8/16

Capex

	GPA Food						GPA Consolidated
(R$ million)	3Q12	3Q11	Δ	9M12	9M11	Δ	3Q12	3Q11	Δ	9M12	9M11	Δ
New stores and land acquisition	91	36	152.1%	272	121	125.7%	127	53	139.2%	359	164	118.6%
Store renovations and conversions	151	217	-30.2%	333	438	-24.2%	166	224	-26.0%	364	466	-22.0%
Infrastructure and Others	74	73	1.7%	218	221	-1.0%	112	156	-28.0%	316	375	-15.8%
Total	316	325	-2.9%	823	780	5.6%	405	433	-6.4%	1,038	1,006	3.2%

GPA Food 3Q12

Investments totaled R$ 316 million in 3Q12, allocated as follows:

▪        R$ 91 million to store openings, construction and land acquisitions. In the period, the Company opened 15 stores, of which one Pão de Açúcar, three Extra Supermercado, three Extra Hiper and eight Minimercado Extra stores, which added over 36 thousand square meters to the Company’s sales area, up 2.4%.

▪        R$ 151 million to store renovations and conversions; and

▪        R$ 74 million to infrastructure (technology and logistics) and others.

GPA Food 9M12

Investments totaled R$ 823 million, of which R$ 272 million were aimed at store openings and land acquisitions, up 125.7% over the same year-ago period.  Such investment is in line with the Company’s strategy to increase the store openings pace. At the end of the nine-month period, GPA Food’s sales area was at 1.543 million square meters, up 3.2% in comparison with December 2011.

GPA Consolidated 3Q12 e 9M12

In the quarter, investments totaled R$ 405 million, of which R$ 90 million in Viavarejo and R$ 316 million in GPA Food, and account for 39.0% of the total investments in the first nine months of 2012.

Investments in the period are in line with the Company’s annual business plan. The Company reaffirms the guidance of approximately R$ 1.8 billion in investments for this year, of which R$ 1.4 billion to GPA Food and R$ 400 million to GPA Non Food.

Dividends

GPA Consolidated

	GPA Consolidated
(R$ million)	3Q12	3Q11	Δ	9M12	9M11	Δ
Dividends	27.9	22.6	23.5%	83.6	67.7	23.5%

GPA Consolidated

The Board of Directors approved the prepayment of interim dividends totaling R$0.11 per preferred share and R$0.10 per common share on a meeting held on 10/25/2012. The 3Q12 dividends to be paid will total R$ 28 million.

Payment will be made on 11/23/2012. Shareholders registered as such on 11/12/2012 will be entitled to receive the payment. Shares will be traded ex-dividends as of 11/13/2012, until the payment date.

9/16

BALANCE SHEET
ASSETS
	GPA Food			GPA Consolidated
(R$ million)	09.30.2012	06.30.2012	09.30.2011	09.30.2012	06.30.2012	09.30.2011
Current Assets	9,302	9,019	7,313	17,184	16,694	15,438
Cash and Marketable Securities	4,299	4,221	2,463	5,551	5,473	3,575
Accounts Receivable	310	260	187	2,368	2,253	2,054
Credit Cards	217	181	121	486	389	314
Payment book	-	-	-	1,947	1,961	1,818
Sales Vouchers and Others	90	76	62	129	105	117
Post-Dated Checks	4	4	4	4	4	4
Allowance for Doubtful Accounts	(0)	(1)	(0)	(198)	(205)	(199)
Resulting from Commercial Agreements	439	389	303	439	389	303
Receivables Fund (FIDC)	1,086	1,056	1,024	2,473	2,381	2,435
Inventories	2,795	2,603	2,568	5,185	4,939	5,097
Recoverable Taxes	214	270	509	802	826	1,412
Expenses in Advance and Other Accounts Receivables	158	219	259	367	432	563
Noncurrent Assets	14,484	14,278	13,174	17,574	17,261	15,515
Long-Term Assets	2,635	2,564	1,959	4,532	4,405	3,223
Marketable Securities	-	-	-	-	-	-
Accounts Receivables	480	462	439	575	556	529
Paes Mendonça	480	462	439	480	462	439
Payment Book	-	-	-	103	102	96
Others	-	-	-	-	-	-
Allowance for Doubtful Accounts	-	-	-	(8)	(7)	(5)
Inventories	111	111	-	111	111	-
Recoverable Taxes	267	212	12	1,122	1,030	93
Fair Value Bartira	356	355	416	356	355	416
Deferred Income Tax and Social Contribution	411	426	397	1,159	1,185	1,189
Amounts Receivable from Related Parties	185	178	101	169	146	221
Judicial Deposits	754	730	502	938	899	660
Expenses in Advance and Others	72	92	92	101	123	116
Investments	269	176	152	366	269	243
Property and Equipment	6,757	6,617	6,276	7,734	7,554	7,145
Intangible Assets	4,823	4,920	4,787	4,942	5,032	4,904
TOTAL ASSETS	23,786	23,297	20,486	34,758	33,955	30,953

LIABILITIES
	GPA Food			GPA Consolidated
	09.30.2012	06.30.2012	09.30.2011	09.30.2012	06.30.2012	09.30.2011
Current Liabilities	6,508	6,149	4,470	11,894	11,297	10,220
Suppliers	2,726	2,533	2,417	4,929	4,570	4,623
Loans and Financing	1,420	1,406	374	1,586	1,581	1,205
Payment Book (CDCI)	-	-	-	2,277	2,227	2,029
Debentures	731	679	262	848	792	262
Payroll and Related Charges	462	372	406	965	837	803
Taxes and Social Contribution Payable	73	81	71	162	180	239
Dividends Proposed	1	1	0	1	1	0
Financing for Purchase of Fixed Assets	1	14	14	1	14	14
Rents	44	44	44	44	44	44
Acquisition of Companies	61	58	53	61	58	53
Debt with Related Parties	550	522	523	60	52	22
Advertisement	33	40	32	76	85	64
Provision for Restructuring	13	9	6	13	9	6
Tax Payments	159	166	81	162	169	85
Advanced Revenue	6	8	-	78	77	78
Others	228	217	187	631	601	693
Long-Term Liabilities	9,347	9,338	8,665	12,166	12,151	10,833
Loans and Financing	1,742	1,754	2,572	1,831	1,844	2,770
Payment Book (CDCI)	-	-	-	112	116	94
Receivables Fund (FIDC)	1,218	1,194	1,201	2,488	2,437	2,497
Debentures	3,027	3,012	1,529	3,827	3,814	1,529
Acquisition of Companies	150	199	184	150	199	184
Deferred Income Tax and Social Contribution	1,108	1,104	1,129	1,108	1,104	1,129
Tax Installments	1,186	1,201	1,404	1,228	1,244	1,447
Provision for Contingencies	580	552	415	752	721	529
Advanced Revenue	29	23	-	365	375	391
Others	307	298	231	307	298	263
Shareholders' Equity	7,931	7,810	7,351	10,698	10,507	9,900
Capital	5,241	5,278	3,234	6,702	6,702	6,129
Capital Reserves	211	202	336	211	202	377
Profit Reserves	1,308	1,147	1,366	1,308	1,147	950
Minority Interest	1,171	1,183	2,416	2,477	2,456	2,443
TOTAL LIABILITIES	23,786	23,297	20,486	34,758	33,955	30,953

10/16

	INCOME STATEMENT
	GPA Food			GPA Food						GPA Consolidated
				Retail			Cash and Carry
R$ - Million	3Q12	3Q11	Δ	3Q12	3Q11	Δ	3Q12	3Q11	Δ	3Q12	3Q11	Δ
Gross Sales Revenue	7,484	6,834	9.5%	6,219	5,727	8.6%	1,265	1,107	14.2%	13,666	12,571	8.7%
Net Sales Revenue	6,761	6,159	9.8%	5,606	5,150	8.9%	1,155	1,008	14.5%	12,155	11,085	9.7%
Cost of Goods Sold	(5,006)	(4,534)	10.4%	(4,016)	(3,654)	9.9%	(990)	(880)	12.5%	(8,952)	(8,002)	11.9%
Gross Profit	1,755	1,625	8.0%	1,590	1,497	6.3%	164	128	28.1%	3,203	3,084	3.9%
Selling Expenses	(1,044)	(958)	9.0%	(939)	(862)	9.0%	(105)	(97)	8.8%	(2,032)	(1,918)	5.9%
General and Administrative Expenses	(215)	(209)	2.7%	(199)	(197)	0.7%	(16)	(12)	36.8%	(370)	(444)	-16.8%
Total Operating Expenses	(1,259)	(1,167)	7.8%	(1,137)	(1,059)	7.4%	(121)	(108)	11.8%	(2,402)	(2,363)	1.7%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	496	458	8.4%	453	438	3.4%	43	20	116.3%	801	721	11.1%
Depreciation and Amortization	(164)	(127)	29.5%	(153)	(116)	31.4%	(11)	(10)	7.9%	(216)	(157)	37.7%
Earnings before interest and Taxes - EBIT	332	331	0.3%	300	322	-6.7%	32	10	233.2%	585	564	3.7%
Financial Revenue	127	112	13.3%	120	108	11.6%	6	4	58.1%	163	171	-5.1%
Financial Expenses	(243)	(279)	-12.8%	(229)	(260)	-12.0%	(14)	(19)	-24.0%	(435)	(499)	-13.0%
Net Financial Revenue (Expenses)	(117)	(167)	-30.2%	(109)	(152)	-28.7%	(8)	(15)	-45.5%	(272)	(328)	-17.1%
Equity Income	6	8	-24.2%	6	8	-24.2%	-	-	-	10	11	-14.1%
Result from Permanent Assets	(8)	(2)	284.3%	(7)	(1)	353.8%	(1)	(0)	64.5%	(6)	1	-
Nonrecurring Result	(29)	-	-	(29)	-	-	-	-	-	(35)	(62)	-43.6%
Other Operating Revenue (Expenses)	14	(2)	-	14	(2)	-	-	-	-	15	(8)	-
Income Before Income Tax	198	168	18.4%	176	174	1.1%	23	(6)	-	297	178	67.0%
Income Tax	(56)	(48)	16.7%	(49)	(52)	-5.7%	(8)	3	-	(87)	(51)	73.0%
Net Income - Company	142	119	19.1%	127	122	4.0%	15	(3)	-	210	128	64.6%
Minority Interest - Noncontrolling	12	10	20.2%	12	10	20.2%	-	-	-	(21)	6	-
Net Income - Controlling Shareholders (1)	154	129	19.2%	138	131	5.2%	15	(3)	-	189	133	41.3%
Net Income per Share										1.39	0.51
Nº of shares (million) ex-treasury shares										263	260

	GPA Food			GPA Food						GPA Consolidated
% Net Sales Revenue				Reatil			Cash and Carry
	3Q12	3Q11		3Q12	3Q11		3Q12	3Q11		3Q12	3Q11
Gross Profit	26.0%	26.4%		28.4%	29.1%		14.2%	12.7%		26.4%	27.8%
Selling Expenses	15.4%	15.6%		16.7%	16.7%		9.1%	9.6%		16.7%	17.3%
General and Administrative Expenses	3.2%	3.4%		3.5%	3.8%		1.4%	1.2%		3.0%	4.0%
Total Operating Expenses	18.6%	18.9%		20.3%	20.6%		10.5%	10.7%		19.8%	21.3%
EBITDA	7.3%	7.4%		8.1%	8.5%		3.7%	2.0%		6.6%	6.5%
Depreciation and Amortization	2.4%	2.1%		2.7%	2.3%		1.0%	1.0%		1.8%	1.4%
EBIT	4.9%	5.4%		5.4%	6.2%		2.8%	0.9%		4.8%	5.1%
Net Financial Revenue (Expenses)	1.7%	2.7%		1.9%	3.0%		0.7%	1.5%		2.2%	3.0%
Result from Permanent Assets and Others	-0.3%	0.1%		-0.4%	0.1%		0.1%	0.0%		0.2%	0.6%
Income Before Income Tax	2.9%	2.7%		3.1%	3.4%		2.0%	0.6%		2.4%	1.6%
Income Tax	0.8%	-0.8%		0.9%	1.0%		-0.7%	0.3%		0.7%	0.5%
Net Income - Company	2.1%	1.9%		2.3%	2.4%		1.3%	-0.2%		1.7%	1.2%
Minority Interest - noncontrolling	0.2%	0.2%		0.2%	0.2%		0.0%	0.0%		-0.2%	0.1%
Net Income - Controlling Shareholders (1)	2.3%	2.1%		2.5%	2.6%		1.3%	-0.2%		1.6%	1.2%
(1) Net Income after noncontrolling shareholders

11/16

	INCOME STATEMENT (ex-real estate projects)						INCOME STATEMENT
	GPA Food			GPA Consolidated			GPA Food IFRS			GPA Consolidated IFRS

R$ - Million	9M12	9M11	Δ%	9M12	9M11	Δ%	9M12	9M11	Δ	9M12	9M11	Δ
Gross Sales Revenue	22,193	20,402	8.8%	40,739	37,549	8.5%	22,292	20,402	9.3%	40,837	37,549	8.8%
Net Sales Revenue	20,039	18,372	9.1%	36,242	33,224	9.1%	20,137	18,372	9.6%	36,340	33,224	9.4%
Cost of Goods Sold	(14,855)	(13,641)	8.9%	(26,640)	(24,304)	9.6%	(14,855)	(13,641)	8.9%	(26,640)	(24,304)	9.6%
Gross Profit	5,184	4,731	9.6%	9,602	8,919	7.6%	5,282	4,731	11.7%	9,700	8,919	8.7%
Selling Expenses	(3,136)	(2,884)	8.7%	(6,136)	(5,721)	7.2%	(3,130)	(2,884)	8.5%	(6,130)	(5,721)	7.1%
General and Administrative Expenses	(587)	(548)	7.1%	(1,222)	(1,253)	-2.5%	(588)	(548)	7.5%	(1,223)	(1,253)	-2.4%
Total Operating Expenses	(3,722)	(3,432)	8.5%	(7,357)	(6,975)	5.5%	(3,719)	(3,432)	8.4%	(7,353)	(6,975)	5.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,461	1,299	12.5%	2,244	1,945	15.4%	1,563	1,299	20.3%	2,346	1,945	20.7%
Depreciation and Amortization	(467)	(368)	27.0%	(591)	(465)	27.1%	(467)	(368)	27.0%	(591)	(465)	27.1%
Earnings before interest and Taxes - EBIT	995	931	6.8%	1,653	1,480	11.7%	1,097	931	17.7%	1,755	1,480	18.6%
Financial Revenue	355	306	16.0%	459	444	3.5%	355	306	16.0%	459	444	3.5%
Financial Expenses	(735)	(801)	-8.3%	(1,352)	(1,433)	-5.7%	(735)	(801)	-8.3%	(1,352)	(1,433)	-5.7%
Net Financial Revenue (Expenses)	(380)	(495)	-23.3%	(893)	(990)	-9.8%	(380)	(495)	-23.3%	(892)	(990)	-9.8%
Equity Income	8	14	-43.9%	12	25	-51.6%	8	14	-43.9%	12	25	-51.6%
Result from Permanent Assets	(32)	(1)	N/A	(9)	3	-	(32)	(1)	N/A	(9)	3	-
Nonrecurring Result	(29)	(49)	-40.3%	(45)	(144)	-68.5%	(29)	(49)	-40%	(45)	(144)	-68.5%
Other Operating Revenue (Expenses)	37	(2)	-	40	(3)	-	37	(2)	-	40	(3)	-
Income Before Income Tax	598	398	50.2%	759	370	105.0%	700	398	75.9%	861	370	132.6%
Income Tax	(171)	(52)	2.3	(244)	(46)	432.9%	(171)	(52)	2.3	(244)	(46)	4.3
Net Income - Company	427	346	23.3%	515	324	58.8%	529	346	52.7%	617	324	90.3%
Minority Interest - Noncontrolling	39	21	82.6%	(8)	32	-	39	21	82.6%	(8)	32	-
Net Income - Controlling Shareholders (1)	466	368	26.7%	508	357	42.3%	568	368	54.5%	610	357	70.9%
Net Income per Share				1.93	1.37	40.8%				2.32	1.37	69.0%
Nº of shares (million) ex-treasury shares				263	260					263	260

	GPA Food			GPA Consolidated			GPA Food IFRS			GPA Consolidated IFRS
% Net Sales Revenue
	9M12	9M11		9M12	9M11		9M12	9M11		9M12	9M11
Gross Profit	25.9%	25.7%		26.5%	26.8%		26.2%	25.7%		26.7%	26.8%
Selling Expenses	15.6%	15.7%		16.9%	17.2%		15.5%	15.7%		16.9%	17.2%
General and Administrative Expenses	2.9%	3.0%		3.4%	3.8%		2.9%	3.0%		3.4%	3.8%
Total Operating Expenses	18.6%	18.7%		20.3%	21.0%		18.5%	18.7%		20.2%	21.0%
EBITDA	7.3%	7.1%		6.2%	5.9%		7.8%	7.1%		6.5%	5.9%
Depreciation and Amortization	2.3%	2.0%		1.6%	1.4%		2.3%	2.0%		1.6%	1.4%
EBIT	5.0%	5.1%		4.6%	4.5%		5.4%	5.1%		4.8%	4.5%
Net Financial Revenue (Expenses)	1.9%	2.7%		2.5%	3.0%		1.9%	2.7%		2.5%	3.0%
Result from Permanent Assets and Others	0.1%	-0.3%		0.0%	0.4%		0.1%	0.3%		0.0%	0.4%
Income Before Income Tax	3.0%	2.2%		2.1%	1.1%		3.5%	2.2%		2.4%	1.1%
Income Tax	0.9%	0.3%		0.7%	0.1%		0.8%	0.3%		0.7%	0.1%
Net Income - Company	2.1%	1.9%		1.4%	1.0%		2.6%	1.9%		1.7%	1.0%
Minority Interest - noncontrolling	0.2%	-0.1%		0.0%	0.1%		0.2%	0.1%		0.0%	0.1%
Net Income - Controlling Shareholders (1)	2.3%	2.0%		1.4%	1.1%		2.8%	2.0%		1.7%	1.1%
(1) Net Income after noncontrolling shareholders

12/16

Statement of Cash Flow
(R$ million)	GPA Consolidated
	09.30.2012	09.30.2011

Net Income for the period	617	324
Adjustment for Reconciliation of Net Income	-	-
Deferred Income Tax	84	(22)
Income of Permanent Assets Written-Off	9	(3)
Depreciation and Amortization	617	486
Interests and Exchange Variation	903	808
Net profit/loss on shareholder interest	(24)	-
Adjustment to Present Value	(22)	(23)
Equity Income	(12)	(25)
Provision for Contingencies	57	(20)
Provision for low and losses of fixed assets	(23)	7
Share-Based Compensation	28	20
Allowance for Doubtful Accounts	231	158
Swap revenue	(97)	-
	2,368	1,712
Asset (Increase) Decreases
Accounts Receivable	17	(1,494)
Inventories	336	(263)
Taxes recoverable	(441)	(365)
Financial Instrument - Rede Duque	(51)	-
Other Assets	(59)	343
Marketable Securities	-	672
Related Parties	(57)	(333)
Judicial Deposits	(125)	(150)
	(379)	(1,591)
Liability (Increase) Decrease
Suppliers	(1,293)	(683)
Payroll and Charges	206	214
Taxes and contributions	(237)	(48)
Other Accounts Payable	(29)	225
	(1,353)	(292)
Net Cash Generated from (Used in) Operating Activities	636	(171)

Cash Flow from Investment and Financing Activities
	GPA Consolidated
(R$ million)	09.30.2012	09.30.2011

Net cash from acquisitions	-	-
Acquisition of Companies	(43)	(275)
Capital Increase in Subsidiaries	-	14
Acquisition of Property and Equipment	(838)	(965)
Increase of Intangible Asset	(47)	(51)
Sale of Property and Equipment	45	65
Net Cash Generated from (used in) Investment Activities	(883)	(1,212)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	13	23
Increase in Minority Interest	-	-
Financiamentos	-	-
Funding and Refinancing	5,694	5,192
Payments	(4,498)	(3,648)
Interest Paid	(223)	(293)
Dividend Payments	(159)	(161)
Net Cash Generated from (used in) Financing Activities	828	1,112
Cash and Cash Equivalents at the Beginning of the Year	4,970	3,818
Cash and Cash Equivalents at the End of the Year	5,551	3,547
Change in Cash and Cash Equivalent	581	(271)

13/16

	Breakdown of Gross Sales by Format (ex-real estate projects)

(R$ million)	3Q12%		3Q11%		Δ	9M12%		9M11%		Δ

Pão de Açúcar	1,383	10.1%	1,292	10.3%	7.1%	4,105	10.1%	3,790	10.1%	8.3%
Extra Hiper (1)	3,322	24.3%	3,048	24.4%	9.0%	10,101	24.8%	9,074	24.2%	11.3%
Extra Supermercado	1,113	8.1%	952	7.6%	16.9%	3,341	8.2%	3,443	9.2%	-3.0%
Assaí	1,265	9.3%	1,107	8.9%	14.2%	3,538	8.7%	3,046	8.1%	16.1%
Others Business (2)	394	2.9%	353	2.8%	11.5%	1,101	2.7%	1,050	2.8%	4.9%
GPA Food	7,477	54.7%	6,752	54.1%	10.7%	22,186	54.5%	20,402	54.3%	8.7%
Viavarejo (3)	6,182	45.3%	5,737	45.9%	7.8%	18,546	45.5%	17,146	45.7%	8.2%
GPA Consolidated	13,659	100.0%	12,489	100.0%	9.4%	40,732	100.0%	37,549	100.0%	8.5%

	Breakdown of Net Sales by Format (ex-real estate projects)

(R$ million)	3Q12%		3Q11%		Δ	9M12%		9M11%		Δ

Pão de Açúcar	1,242	10.2%	1,158	10.5%	7.3%	3,686	10.2%	3,401	10.5%	8.4%
Extra Hiper (1)	2,956	24.3%	2,704	24.6%	9.3%	8,979	24.8%	8,043	24.8%	11.6%
Extra Supermercado	1,016	8.4%	863	7.8%	17.7%	3,047	8.4%	2,311	7.1%	31.8%
Assaí	1,154	9.5%	1,008	9.2%	14.5%	3,232	8.9%	2,768	8.5%	16.8%
Others Business (2)	386	3.2%	351	3.2%	10.2%	1,087	3.0%	1,039	3.2%	4.7%
GPA Food	6,755	55.6%	6,083	55.3%	11.0%	20,032	55.3%	17,562	54.2%	14.1%
Viavarejo (3)	5,394	44.4%	4,926	44.7%	9.5%	16,203	44.7%	14,852	45.8%	9.1%
GPA Consolidated	12,149	100.0%	11,010	100.0%	10.3%	36,235	100.0%	32,414	100.0%	11.8%

(1) Includes M inimercado Extra sales.
(2) Includes Gas Station and Drugstores sales.
(3) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

Sales Breakdown (% of Net Sales ex-real estate projects)
	GPA Food				GPA Consolidated
	3Q12	3Q11	9M12	9M11	3Q12	3Q11	9M12	9M11
Cash	53.4%	52.5%	53.2%	52.5%	41.3%	40.2%	41.1%	40.7%
Credit Card	38.9%	39.6%	39.3%	39.6%	47.7%	48.4%	48.4%	47.9%
Food Voucher	7.6%	7.7%	7.4%	7.7%	4.2%	4.3%	4.1%	4.5%
Credit	0.1%	0.2%	0.1%	0.2%	6.8%	7.1%	6.6%	6.9%
Post-Dated Checks	0.1%	0.2%	0.1%	0.2%	0.1%	0.1%	0.1%	0.1%
Payment Book	-	-	-	-	6.7%	7.0%	6.5%	6.8%

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	Stores Openings/Closings per Format
	12/31/2011	6/30/2012	Openings	Closings	9/30/2012

Pão de Açúcar	159	159	1	-	160
Extra Hiper	132	134	3	-	137
Extra Supermercado	204	204	3	-	207
Minimercado Extra	72	69	8	-	77
Assaí	59	59	-	-	59
Other Business	232	236	7	(4)	239
Gas Satation	78	78	6	-	84
Drugstores	154	158	1	(4)	155
GPA Food	858	861	22	(4)	879
Ponto Frio	401	403	-	(10)	393
Casas Bahia	544	547	9	-	556
GPA Consolidated	1,803	1,811	31	(14)	1,828

Sale Area ('000 m2 )	1,496	1,507			1,543
Sale Area ('000 m2 )	2,821	2,871			2,918
# of employees ('000)	149	149			149

15/16

3Q12 Results Conference Call and Webcast

Thursday, November, 1th, 2012

11:00 a.m. (Brasília time) | 09:00 a.m. (New York) | 01:00 p.m. (London)

Portuguese Conference Call (original language)

+55 (11) 3127-4971

English Conference Call (simultaneous interpreting)

+1 (516) 300-1066

Webcast: http://www.gpari.com.br

Replay

+55 (11) 3127-4999

Code for audio in Portuguese: 64242193

Code for audio in English: 56177158

http://www.gpari.com.br

CONTACTS

Investor Relations - GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.globex.com.br/ri

Media Relations - GPA

Phone: (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Viavarejo

Phone: (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter – Media

@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio: (11) 4002-3388/Casas Bahia:(11) 3003-8889

"The financial information contained in the financial statements are presented in accordance with accounting practices adopted in Brazil and refer to the third quarter of 2012 (3Q12), except where otherwise noted, with comparisons made over the same period last year."

"Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors."

"For the calculation of " EBITDA" Earnings Before Interest, Taxes, Depreciation and Amortization, According to the table on page 6.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for 7 consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended September 2012 was 5.28%

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,810 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo.GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores.GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations).Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br).Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 1, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.